UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Stryve Foods Holdings, LLC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

863685103

(CUSIP Number)

July 20, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pura Vida Investments, LLC	
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [x]
3. SEC USE ONLY	
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
	6. SHARED VOTING POWER 1,250,000*
	7. SOLE DISPOSITIVE POWER 0
	8. SHARED DISPOSITIVE POWER 1,250,000*

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000*	
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]	
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.86%**	
12. TYPE OF REPORTING PERSON (see instructions) IA	

1. NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Efrem Kamen	
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [x]
3. SEC USE ONLY	
4. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
	6. SHARED VOTING POWER 1,250,000*
	7. SOLE DISPOSITIVE POWER 0
	8. SHARED DISPOSITIVE POWER 1,250,000*

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000*
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.86%**
12. TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1. (a)   Name of Issuer

Stryve Foods Holdings, LLC.

(b)   Address of Issuer's Principal Executive Offices

5801 Tennyson Parkway
Suite 275
Plano, TX 75024
United States

Item 2. (a)   Name of Person Filing

Pura Vida Investments, LLC
Efrem Kamen
(collectively, the "Filers").

(b)   The address of the principal place of the Filers is located at:

Pura Vida Investments, LLC
150 East 52nd Street Suite 32001
New York, New York 10022

(c)   For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)   Title of Class of Securities

Common Stock

(e)   CUSIP Number

863685103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g)[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:

Pura Vida Investments, LLC – 1,250,000* shares
Efrem Kamen – 1,250,000* shares

(b) Percent of class:

Pura Vida Investments, LLC – 13.86%**
Efrem Kamen – 13.86%**

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

      0

(ii) Shared power to vote or to direct the vote

      Pura Vida Investments, LLC – 1,250,000* shares
      Efrem Kamen – 1,250,000* shares

(iii) Sole power to dispose or to direct the disposition of

      0

(iv) Shared power to dispose or to direct the disposition of

      Pura Vida Investments, LLC – 1,250,000* shares
      Efrem Kamen – 1,250,000* shares

*Shares reported herein are held by Pura Vida Master Fund, Ltd. (the "Pura Vida Master Fund"), and certain separately managed accounts (the "Accounts"). Pura Vida Investments, LLC ("PVI") serves as the investment manager to the Pura Vida Master Fund and the Accounts. Efrem Kamen serves as the managing member of PVI.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Pura Vida Master Fund and the Accounts. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

**The percentages herein are calculated based upon 9,017,322 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021, as reported by the Issuer on their [S-1/Prospectus] filed on July 20, 2021.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 30, 2021

Pura Vida Investments, LLC

_____

By: /s/ Efrem Kamen, Managing Member

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of Stryve Foods Holdings, LLC.. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: July 30, 2021

Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member